Exhibit 99.12

CONSENT OF RODERICK CARLSON

The undersigned hereby consents to the use of the technical report titled “Warintza Project Pre-Feasibility Study and Updated Mineral Resource Estimate” with an effective date of November 1, 2025, and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the annual report on Form 40-F of Solaris Resources Inc. (the “Company”), including the Company’s Annual Information Form for the year ended December 31, 2025 and Management’s Discussion and Analysis for the year ended December 31, 2025 filed with the annual report on Form 40-F, being filed with the United States Securities and Exchange Commission and incorporated by reference into the Company’s Registration Statements on Form S-8 (No. 333-283247) and Form F-10 (No. 333-280241).

/s/ Roderick Carlson
Roderick Carlson, FAIG (RPGeo)

Dated: March 26, 2026